Exhibit (h)(xiii)

FEE WAIVER AGREEMENT

This Agreement is entered into as of the 30th day of June, 2011, and amended and restated as of June 25, 2012, between the Compak Asset Management, a California corporation (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of Compak Dynamic Asset Allocation Fund (the “Fund”).

WHEREAS, the Adviser voluntarily waived its entire advisory fee for the period from the Fund’s commencement of operations to June 30, 2012 and desires to continue to waive its advisory fee through August 31, 2013;

NOW, THEREFORE, the parties agree as follows:

Fee Waiver.  The Adviser agrees that it will waive its entire investment advisory fee to which it is entitled under the investment advisory agreement dated June 30, 2011, by and between the Trust, on behalf of the Fund, and the Adviser (“Fee Waiver”).  The Fee Waiver shall begin at the commencement of the Fund’s operations and shall remain in effect until August 31, 2013.

Term.  This Agreement shall terminate on August 31, 2013, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.  Either party may terminate this agreement at an earlier date upon notice to the other party.

Executed as of the date first set forth above.

COMPAK ASSET MANAGEMENT,
A CALIFORNIA CORPORATION

By:	/s/ Moe Ansari
Name:	Moe Ansari
Title:	President

FUNDVANTAGE TRUST,
ON BEHALF OF THE FUND

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President